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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO TULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Calprop Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

131352106

(CUSIP Number)

Victor Zaccaglin
13160 Mindanao Way, Suite 180
Marina Del Rey, California 90292
(310) 306-4314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No. 131352106

1.	Name of Reporting Person: NewCal Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power:

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,094,658 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83%

14.	Type of Reporting Person (See Instructions): CO

13D

CUSIP No. 131352106

1.	Name of Reporting Person: Victor Zaccaglin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 4,445,218

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,094,658 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83%

14.	Type of Reporting Person (See Instructions): IN

13D

CUSIP No. 131352106

1.	Name of Reporting Person: John Curci, Sr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,096,643

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,094,658 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 83%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.	SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the “Company Common Stock”), of Calprop Corporation, a California corporation (“Company”). The Company’s principal executive offices are located at 13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292.

ITEM 2.	IDENTITY AND BACKGROUND

     NewCal Corporation

     (a)-(c) This statement (the “Schedule 13D”) is being filed jointly by NewCal Corporation (“Purchaser”), a California corporation, Victor Zaccaglin and John Curci, Sr. on behalf of themselves and to report the membership in a “group” with respect to the Company Common Stock of the additional persons listed below, each of whom will make separate filings on Schedule 13D or join in this filing. Purchaser was recently organized for the purpose of making an offer to purchase all of the outstanding common stock of the Company (the “Offer”) and, subsequent to the completion of the offer, effecting a merger with the Company. The principal executive office of Purchaser is located at 13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292.

     (d)-(e) During the last five years, Purchaser has not been convicted in any criminal proceeding, nor was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Purchaser was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Victor Zaccaglin

     Mr. Zaccaglin has previously reported his ownership of Company Common Stock on a separate Schedule 13D and amendments thereto. His most recent such filing was Amendment No. 46, filed on January 16, 2003, to his original Schedule 13D filing.

     (a) Name: Victor Zaccaglin

     (b) Residence: 2205 Tunbridge Court, Bel Air, California 90077

     (c) Present Employment: Chairman of the Board and President of the Company; President of Purchaser. Such employment is conducted at the principal executive offices listed above under Item 1.

     (d) Criminal convictions: During the last five years, Mr. Zaccaglin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Civil proceedings: During the last five years, Mr. Zaccaglin was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Zaccaglin was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Citizenship: Mr. Zaccaglin is a citizen of the United States of America.

     John Curci, Sr.

     Mr. Curci has previously reported his ownership of Company Common Stock on a separate Schedule 13D and amendments thereto. His most recent such filing was Amendment No. 16, filed on June 6, 2002, to his original Schedule 13D filing.

     (a) Name: John Curci, Sr.

     (b) Residence: 717 Lido Park Drive, Lido Peninsula, Newport Beach, California 92663.

     (c) Present Employment: Co-Manager, Curci-Turner Company LLC.

     (d) Criminal convictions: During the last five years, Mr. Curci has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Civil proceedings: During the last five years, Mr. Curci was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Curci was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Citizenship: Mr. Curci is a citizen of the United States of America.

     Victor Lee Zaccaglin Trust

     (a) Name: Victor Lee Zaccaglin Trust UTD June 20, 2001.

     (b) Business address: PO Box 749, Murrieta, California, 92564-0749

     (c) Present Employment: Gary Petch, the trustee, is a self-employed Certified Public Accountant.

     (d) Criminal convictions: During the last five years, neither the Victor Lee Zaccaglin Trust nor the trustee has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Civil proceedings: During the last five years, neither the Victor Lee Zaccaglin Trust nor the trustee was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Victor Lee Zaccaglin Trust or the trustee was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Citizenship: United States of America.

     Eileen M. Zaccaglin Trust

     (a) Name: Eileen M. Zaccaglin Trust UTD June 20, 2001.

     (b) Business address: PO Box 749, Murrieta, California, 92564-0749

     (c) Present Employment: Gary Petch, the trustee, is a self-employed Certified Public Accountant.

     (d) Criminal convictions: During the last five years, neither the Eileen M. Zaccaglin Trust nor the trustee has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Civil proceedings: During the last five years,neither the Eileen M. Zaccaglin Trust nor the trustee was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Eileen M. Zaccaglin Trust or the trustee was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Citizenship: United States of America.

     John L. Curci

     (a) Name: John L. Curci

     (b) Business address: 717 Lido Park Drive, Newport Beach, California 92663-4461

     (c) Present Employment: Owner and co-manager of the Curci-Turner Company, 717 Lido Park Drive, Newport Beach, California 92663-4461.

     (d) Criminal convictions: During the last five years, Mr. John L. Curci has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Civil proceedings: During the last five years, Mr. John L. Curci was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. John L. Curci was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Citizenship: United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total amount of funds required by Purchaser to pay the aggregate purchase price to be paid pursuant to the Offer and the Merger is estimated to be approximately $1,261,655.50.

Purchaser plans to fund the purchase price for the Company shares through cash contributed to Purchaser by Mr. Zaccaglin.

ITEM 4.	PURPOSE OF THE TRANSACTION

     On March 25, 2005, Purchaser commenced a tender offer (the “Tender Offer”) pursuant to which Purchaser offered to purchase all of the outstanding shares of common stock of the Company (the “Shares”) at a purchase price of $0.65 per Share (the “Offer Price”), net to the seller in cash, without interest thereon.

     The Tender Offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to midnight on April 21, 2005 (the “Expiration Date”) at least that number of Shares that would, (1) when aggregated with the Shares owned directly or indirectly by Purchaser, Messrs. Zaccaglin and Curci and members of their respective families, represent at least 90% of all outstanding Shares (the “90% Condition”) and (2) represent a majority of the outstanding Shares on the date the Shares are accepted for payment by Purchaser that are not owned, beneficially or of record, by Purchaser, Messrs. Zaccaglin and Curci or members of their respective families, or directors and executive officers of the Company (the “Public Stockholder Condition” and, together with the 90% Condition, the “Minimum Conditions”).

     Certain shareholders of the Company, comprising Messrs. Zaccaglin and Curci, and members of their respective families, have entered into a Shareholders Agreement, dated February 5, 2005 (the “Shareholders Agreement”) in which they agreed to exchange their shares of the Company’s common stock for common stock of Purchaser. Messrs. Zaccaglin and Curci, and such members of their respective families, will then be Purchaser’s sole stockholders, and Purchaser will own an aggregate of at least 90% of the Company’s outstanding common stock.

     Upon completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and the Company will be the surviving corporation. As a result of the Merger, the Company will cease to be a public company. The terms and conditions of the Offer and the Merger are set forth in the Schedule TO filed by Purchaser, Mr. Zaccaglin and John Curci, Sr., the Schedule 14D-9 filed by the Company and the Schedule 13E-3 filed by the Company, Purchaser, Mr. Zaccaglin and John Curci, Sr., on March 25, 2005, each as may be amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) The share ownership of the filing persons and of the additional persons in the group reported in this Schedule 13D, is as follows:

Name	Number of Shares	Percentage Ownership

Victor Zaccaglin (including shares held by The Victor Zaccaglin & Hannah Zaccaglin Trust)	4,445,218	45.66%

John Curci, Sr.	3,096,643	31.8%

Name	Number of Shares	Percentage Ownership

Victor Lee Zaccaglin Trust	84,742	0.87%

Eileen M. Zaccaglin Trust	105,832	1.08%

John L. Curci	262,967	2.69%

     (c) Other than the Tender Offer commenced on March 25, 2005, there have been no transactions effected in the Company’s common stock by any of the above listed persons in the past 60 days.

     (d)-(e)Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to Item 4 above.

     All the persons referred to on this Schedule 13D have entered into an Agreement of Joint Filing and Power of Attorney, dated January 15, 2005, authorizing Mr. Zaccaglin to sign on their behalf with respect to any documents relating to the Tender Offer and the Merger.

     Except as provided in the Offer to Purchase and the Shareholders Agreement and as otherwise referred to or described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Purchaser and the persons listed on this Schedule 13D with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Purchase dated as of March 25, 2005, (incorporated herein by reference to Exhibit (a)(1) to Amendment No.1, dated April 20, 2005, to Schedule TO filed by the Purchaser on March 25, 2005).

(a)(2)	Shareholders Agreement dated February 5, 2005 (incorporated herein by reference to Exhibit (a)(2) to Schedule TO filed by the Purchaser on March 25, 2005).

(a)(3)	Agreement of Joint Filing and Power of Attorney, dated January 15, 2005 (incorporated herein by reference to Exhibit (a)(9) to Schedule TO filed by the Purchaser on March 25, 2005).

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: April 20, 2005

NewCal Corporation
By:	/s/ Victor Zaccaglin
Victor Zaccaglin
President

/s/ Victor Zaccaglin
Victor Zaccaglin

/s/ John Curci, Sr.*
John Curci, Sr.
*By Victor Zaccaglin Attorney-in-fact